United States securities and exchange commission logo





                            November 10, 2020

       Robert Clark
       Chairman of the Board
       Kona Gold Beverage, Inc.
       746 North Drive, Suite A
       Melbourne, Florida 32934

                                                        Re: Kona Gold Beverage,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 26,
2020
                                                            File No. 333-239883

       Dear Mr. Clark:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed October 26, 2020

       General

   1. We note your response to prior comment 1. We continue to consider your response and may have future
comments in this area.
   2. We note your response to comment 1 and the waived provisions of the Securities Purchase
                                                        Agreement by the
Selling Stockholder. Also, in Section 4(f)(1) of the Form of Debenture
                                                        Agreement you indicate
that there is a 4.99% conversion limitation on beneficial
                                                        ownership. The
Debenture Agreement provides that the cap on beneficial ownership may be waived by the
holder. It appears that this feature provides impermissible discretion on the part of the holder.
Please explain to us how agreement terms that provide the investor with the ability to
make investment decisions under the agreement after the time of filing
 Robert Clark
FirstName
Kona Gold LastNameRobert
          Beverage, Inc. Clark
Comapany 10,
November  NameKona
              2020 Gold Beverage, Inc.
November
Page 2    10, 2020 Page 2
FirstName LastName
         the resale registration statement are consistent with a conclusion that the unregistered offer and sale were complete when the resale filing was made.
3. We note your response to our prior comment 1. Also, we note that the shares being offered for resale by the selling stockholder includes shares of common stock issuable as interest on the Debentures in lieu of cash. We note further that
Section 2(a) of the
         Securities Purchase Agreement, filed as Exhibit 10.1 provides the selling stockholder with the ability to waive the Equity Conditions that must be met before the company sells and issues the Debentures. It appears that this structure provides the selling stockholder with potential investment decisions. As it is inappropriate to register the resale of securities until after the private offering for those securities has been completed, please provide us with your analysis as to why you believe that the offer and sale of the interest shares and common stock issuable upon conversion of the Secured Convertible Debentures was complete when you filed the resale registration statement. In your analysis, please discuss whether the holders are irrevocably bound to receive the common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with respect to the interest payments.
Cover Page

4. We note your response to prior comment 5. Please revise the cover page and page 5 to disclose the market price of your common stock which would result in the issuance of
         105,947,397 shares of common stock upon conversion of the three debentures.
The Private Placement, page 3

5. We note your response to prior comment 6. Please include an example to explain how the adjustment provision for the debentures and warrant exercise price mentioned on page
         4 will be adjusted if you issue additional shares of common stock or common stock equivalents at a price lower than the then current conversion price and exercise price of the debentures and warrant respectively. For example, we note the disclosure on page II-4 about the issuance of 110,000 shares of Series C Preferred Sock for a purchase price of
         $111,926 and the disclosure in the third and fourth paragraphs on page II-5 about the issuance of 110,000,000 shares of common stock upon conversion of the Series C
         Preferred Stock in 2019.
Risk Factors, page 6

6. Please include a prominently placed risk factor to quantify the extent to which you have been funding the company through loans, salary deferments, and stock issuance deferments from officers and affiliates of the company. Also, disclose the number of months of operations your current cash resources will fund and the amount required to fund your financial obligations for the next 12 months.
7. In your risk factor "We can sell . . ." on page 21, please highlight the number of shares of common stock the company may have to issue to convert your 988,140 issued and
 Robert Clark
Kona Gold Beverage, Inc.
November 10, 2020
Page 3
         outstanding shares of preferred stock into common stock that could dilute the holdings of the company's shareholders. In this regard, we note the number of shares issued upon conversion of Series B Preferred Stock and Series C Preferred Stock mentioned on pages
         II-2 through II-6.
Note Receivable - Branded Legacy, page 50

8. We may have further comment regarding your response to prior comment 21 after you expand the response to:

             Provide an analysis regarding why the distribution should be considered pro rata given you retained a percentage of the Branded Legacy shares following the distribution. In this regard, it appears that the ownership interest of the 104 shareholders in the registrant differed from their ownership interest in Branded Legacy.

             Provide an analysis supporting your belief, if applicable, that the issuance of shares in the October 10, 2016 transaction was eligible from an exemption from registration under the Securities Act. In this regard, we note the statements by Mr. Clark in the October 5,
         2016 press release on your website and in a publicly available article dated October 24,
         2016 about issuing the shares to your shareholders.
Financial Statements for the Period Ended June 30, 2020, page F-1

9. Please include interim financial statements for the period ended September 30, 2020.
         Please similarly update your financial information throughout the filing. See Rule 8-08 of
         Regulation S-X.
Note 20 - Concentrations, page F-27

10. You disclose that one customer represented 12% of your total revenue for the three months ended June 30, 2020, while no customers represented 10% or more of you total revenue for the three months ended June 30, 2019. Please enhance your disclosure to state whether any customers represented 10% or more of your total revenue for the six months ended June 30, 2020 and 2019.
Financial Statements for the Year Ended December 31, 2019
Note 2 - Summary of Significant Accounting Policies
S. Recently Issued Accounting Pronouncements, page F-42
FirstName LastNameRobert Clark
11. Please clarify your disclosure in which you state ASC Topic 718 was effective for public
Comapany   NameKona
       companies         Goldyears
                   for fiscal Beverage, Inc. after December 15, 2019, yet the standard became that begin
       effective
November         for you
           10, 2020  Pageon3 January 1, 2019.
FirstName LastName
 Robert Clark
FirstName
Kona Gold LastNameRobert
          Beverage, Inc. Clark
Comapany 10,
November  NameKona
              2020 Gold Beverage, Inc.
November
Page 4    10, 2020 Page 4
FirstName LastName
Note 16 - Segments, page F-53

12. We have reviewed your response to prior comment 34. As we previously requested, please enhance your disclosure here and on page F-24 to also provide the disclosures required by ASC 280-10-50-40 regarding your different products lines. In this regard, we note your disclosure on page 34 that you have four distinct product lines: hemp-infused energy drinks, CBD-infused energy water, CBD-infused high-alkaline water, and apparel with your trademark logo.
Note 20 - Concentrations, page F-56

13. We have reviewed your response to prior comment 40. Your disclose that one customer accounted for 16%, or $19,471, of the outstanding accounts receivable of approximately
         $160,400, less intercompany transactions of approximately $40,630, but before allowances for doubtful accounts, as of December 31, 2019. Per the balance sheet on page F-32, your accounts receivable balance, net of allowance for doubtful accounts of
         $5,019, was $63,073 as of December 31, 2019. Please revise your disclosure to clearly show how you have calculated an accounts receivable balance of $160,400 as well as how you have calculated that 16% of your outstanding accounts receivable balance was
         $19,471. In doing so, please ensure that the amounts you disclose agree to the amounts presented in the financial statements. In a similar manner, please also address your disclosure on page F-27 in which you state accounts receivable as of June 30, 2020 was
         $115,205. In this regard, we note accounts receivable as of June 30, 2020, per your balance sheet, was $67,454.
Recent Sales of Unregistered Securities, page II-2

14. We note your response to prior comment 42. Please continue to revise this section to comply with Item 701 of Regulation S-K. For example revise pages II-2, II-4 and II-5 to state the dates you issued to Matthew Nicoletti 50,000 shares of Series B Preferred
         Stock, 45,000 shares of Series C Preferred Stock and 55,000 shares of Series C Preferred
         Stock, respectively. In addition, revise pages II-4 and II-5 to state the aggregate offering price paid by Mr. Nicoletti to purchase the 45,000 shares of Series C Preferred Stock and
         55,000 shares of Series C Preferred Stock, respectively.
15. Please disclose the per share fair market value of your common stock based on the closing price as reported by OTCM on the dates you issued to Mr. Nicoletti 45,000 shares of
         Series C Preferred Stock and 55,000 shares of Series C Preferred Stock, respectively,
16. Please reconcile your disclosure in this section that 50,000 shares of Series B Preferred
         Stock were convertible into fifty million shares of common stock with your disclosure on page 28 that each share of Series B Preferred Stock is convertible into one share of common stock. Also, reconcile your disclosure on pages II-3 through II-5 that each share of Series C Preferred Stock was convertible into 1,000 shares of common stock with your disclosure on page 28 about the conversion ratio of the Series C Preferred Stock.
 Robert Clark
Kona Gold Beverage, Inc.
November 10, 2020
Page 5
Signatures, page II-11

17. Please include the second paragraph of text on the Signatures page. Below the second paragraph, have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of the board of directors sign the offering statement in their individual capacities.
       You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel,
Senior Attorney, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                            Sincerely,
FirstName LastNameRobert Clark
                                                            Division of
Corporation Finance
Comapany NameKona Gold Beverage, Inc.
                                                            Office of
Manufacturing
November 10, 2020 Page 5
cc:       Alissa K. Lugo, Esq.
FirstName LastName